Exhibit (a)(1)(B)

DRUGSTORE.COM, INC.

Initial Communication to Eligible Employees

TO:	[EMPLOYEE NAME/EMAIL ADDRESS]

FROM:	Yukio Morikubo

DATE:	November 12, 2008

SUBJECT:	Action Required: Urgent Information Regarding Your Stock Options

Section 409A of the Internal Revenue Code (“Section 409A”) imposes adverse tax consequences on discounted stock options (i.e., stock options that were granted with an exercise price less than the fair market value of the underlying stock on the date of grant) that vest after December 31, 2004. These consequences include income inclusion in the year of vesting, an additional 20% penalty tax and interest charges, plus continued taxation, penalty taxes and interest charges in subsequent years (until the eligible option is exercised or expires) on any increase in the value of the underlying stock. Certain states, including California, have adopted provisions similar to Section 409A under state tax law, and for option holders subject to income taxation in such states, the total penalty tax could be higher than 20% (that is, a 20% federal penalty tax and potentially a state penalty tax).

You are receiving this communication because it has been determined that certain of your currently outstanding drugstore.com, inc. (“drugstore.com”) stock options are discount options and may be affected by Section 409A. drugstore.com is offering you the opportunity to avoid the adverse tax consequences under Section 409A by voluntarily amending certain of your outstanding discount options, both vested and unvested (your “eligible options”), to remove the discount by amending the exercise price per share to either the (i) the fair market value per share of drugstore.com’s common stock on the date of grant or (ii) if the closing selling price per share of the Company’s common stock on the expiration date is less than the fair market value of the Company’s common stock on the date of grant, then the greater of (x) the closing selling price per share of the Company’s common stock on the expiration date or (y) the original exercise price. If you elect to participate in this offer to amend your eligible options, the amended stock options will be taxed on exercise (and not on vesting), and Section 409A’s adverse taxes will not apply to your eligible options following amendment.

Furthermore, all eligible employees, other than drugstore.com’s chief executive officer, who elect to amend discount options pursuant to this offer and whose new exercise price is greater than their original exercise price will receive a cash payment if the new exercise price is greater than the original exercise price equal to the difference between the new exercise price per share of the amended option and the original exercise price per share, with such amount multiplied by the number of unexercised shares of drugstore.com common stock subject to each amended option. If the new exercise price per share is equal to the original exercise price per share of an eligible option, you will not receive any cash payment for that eligible option. Any such cash payments will be paid, less applicable tax withholdings, on the first payroll date in 2009. (Because of the Section 409A rules, we cannot make the cash payments in the same calendar year in which the discount options are amended). Your Election/Withdrawal Form will include an addendum that lists the number of unexercised shares subject to your options, the fair market value per share of drugstore.com’s common stock on the date of grant, the number of eligible options, and the maximum potential cash payment you could be entitled to receive for each eligible option you elect to have amended. Your cash payment per share will never be greater than the difference between the fair market value on the eligible option’s grant date and the eligible option’s original exercise price per share. Your actual cash payment, if any, will be determined on the expiration of the offer. On the expiration date, after the close of the trading day, we will post the closing selling price of our common stock for that day on http://investor.drugstore.com (select “options tender offer” in the “investor relations” column) and you may email tenderoffer@drugstore.com or call the Stock Plan Administrator at (425) 372-3200 to obtain the closing selling price. Based on this, you will be able to determine your actual new exercise price and your actual cash payment, if any, if you participate in the offer.

Additional information regarding the amendment of these options and the timing and amount of the cash payments may be found in the attached or enclosed documents.

Employee Meetings

drugstore.com will be holding employee meetings to explain the potential adverse tax impact of Section 409A, how drugstore.com is addressing this situation, and an overview of the choices you have. In addition, these meetings will provide you with an opportunity to ask questions regarding the offer. The schedule is listed below.

For eligible employees, drugstore.com will be holding employee meetings as follows:

Bellevue, Washington
Date	[DATE]
Time	[TIME]
Location	[LOCATION]

Swedesboro, New Jersey
Date	[DATE]
Time	[TIME]
Call In Number	[TELEPHONE NO.]
Participant Number	[PARTICIPANT NO.]

Key Documents and Materials

(1)	Offer to Amend

The Offer to Amend contains the terms and conditions of the offer.

(2)	Election/Withdrawal Form

The Election/Withdrawal Form will include a personalized addendum containing information regarding your eligible options, including the following:

•	the grant date for each option;

•	the original exercise price per share for each option;

•	the number of shares of drugstore.com’s common stock purchasable under each option;

•	the number of shares that are subject to Section 409A and eligible for amendment under each option;

•	the fair market value per share of drugstore.com common stock on the grant date for each option; and

•	the potential cash payment, if any, with respect to each option if the new exercise price of the amended option is the same as the fair market value on the eligible option’s grant date.

The Election/Withdrawal Form is the form that you will need to submit to drugstore.com to indicate your acceptance or rejection of the terms of the offer.

If you need additional copies of the Offer to Amend or Election/Withdrawal Form, please either print the documents from http://investor.drugstore.com (select “options tender offer” in the “investor relations” column), email tenderoffer@drugstore.com, or send a fax to Stock Plan Administrator at (425) 372-3808. If you are unable to print these documents, you may email tenderoffer@drugstore.com or fax Stock Plan Administrator at (425) 372-3808. Please note that your personalized addendum to the Election/Withdrawal Form will not be available from http://investor.drugstore.com. To obtain another copy of your addendum, you must email tenderoffer@drugstore.com or send a fax to Stock Plan Administrator at (425) 372-3808.

Action Items

After reviewing the above materials, if you wish to participate in the offer, you will need to complete the Election/Withdrawal Form in its entirety and submit it to drugstore.com via email to tenderoffer@drugstore.com or by fax to Stock Plan Administrator at (425) 372-3808 by 11:59:59 p.m. (midnight), Eastern Time, on December 12, 2008. Election/Withdrawal Forms submitted by any other means, including U.S. mail (or other post), Federal Express (or similar delivery service), or hand delivery, are not permitted. The Election/Withdrawal Form must be received by drugstore.com by email or fax no later than 11:59:59 p.m. (midnight), Eastern Time, on December 12, 2008.

Questions

drugstore.com can not provide tax advice specific to any individual’s circumstances. We recommend that you discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors. You may direct general questions about the offer to:

Stock Plan Administrator

Phone: (425) 372-3200

Email: tenderoffer@drugstore.com